EXHIBIT 97
Adobe Inc.
Incentive Compensation Recovery Policy
(Effective Date: October 2, 2023)
1.    Purpose
Adobe Inc. (the “Company”) is committed to the principle of strong corporate governance. To that end, the Company’s Board of Directors (the “Board”) has established this Incentive Compensation Recovery Policy (this “Policy”) to require the recovery of certain Incentive Compensation in the event of an Accounting Restatement. The Board believes that this Policy is in keeping with good standards of corporate governance and mitigates the potential for excessive risk taking and has approved this Policy as of the date set forth above (the “Effective Date”). This Policy is intended to comply with, and to be administered and interpreted consistent with, Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act,” and Rule 10D-1 thereunder, “Rule 10D-1”), and Listing Rule 5608 adopted by the Nasdaq Stock Market LLC (the “Listing Standards”).
2.    Definitions
Capitalized terms used but not otherwise defined in this Policy have the meanings below.
“Accounting Restatement” means a required accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Accounting Restatements.
"Administrator” has the meaning set forth in Section 4.
“Covered Executive” means any executive officer as defined in Rule 10D-1 and the Listing Standards (including any former Covered Executive who Received Incentive Compensation subject to this Policy).
“Excess Incentive Compensation” has the meaning set forth in Section 3(a).
“Exchange” has the meaning set forth in Section 3(a).
“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure that is derived wholly or in part from such measure and (ii) any measure that is based wholly or in part on the Company’s stock price or total stockholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or be included in a filing with the Securities and Exchange Commission.
“Incentive Compensation” includes any cash incentive, equity or equity-based award or other incentive compensation that is granted, earned or vested based in whole or in part on the achievement of a Financial Reporting Measure and that was Received by an individual (i) after the date such individual began service as a Covered Executive, (ii) who served as a Covered Executive at any time during the performance period for the Incentive Compensation and (iii) while the Company has a class of securities listed on a national securities exchange or association.
“Received”: Incentive Compensation is deemed to be “Received” by a Covered Executive in the Company’s fiscal period during which the Financial Reporting Measure for the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that fiscal period.

“Recovery Period” means the three completed fiscal years immediately preceding a Restatement Trigger Date and any transition period described under Rule 10D-1 and the Listing Standards.
“Restatement Trigger Date” is the earlier to occur of (i) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement and (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.
3.    Policy
(a)    In the event of an Accounting Restatement, the Company will recover reasonably promptly the amount of any Incentive Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount of Incentive Compensation that otherwise would have been Received by the Covered Executive had it been determined based on the restated amounts (the “Excess Incentive Compensation”). For Incentive Compensation based on the Company’s stock price or total stockholder return, the Administrator will make its determination based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total stockholder return upon which the Incentive Compensation was Received. The Company will maintain documentation of that reasonable estimate and will provide such documentation to the Nasdaq Stock Market LLC (or other exchange or association on which the Company’s securities are then listed) (as applicable, the “Exchange”).
(b)    Recovery under this Policy will be computed without regard to any taxes paid and will be required without regard to whether the Covered Executive was involved in any fraud or intentional misconduct with respect to the requirement for an Accounting Restatement.
(c)    The Administrator may enforce all or a part of the Covered Executive’s recovery obligation under this Policy by (i) requiring payment to the Company or (ii) such other means or combination of means as the Administrator determines to be appropriate.
(d)    In no event will the Company be required to award any Covered Executive an additional payment if the Accounting Restatement would have resulted in a greater payment of Incentive Compensation.
4.    Administration
The Board (or an appropriate committee or committees of the Board, as may be designated by the Board, including, but not limited to, the Executive Compensation Committee, Audit Committee, and/or the independent directors) will administer this Policy (the “Administrator”). The Administrator is authorized, subject to the provisions of this Policy, to make such determinations and interpretations and to take such actions in connection with this Policy as it deems necessary or advisable. Any determination and interpretation of the Administrator will be conclusive and binding on the Company and the applicable individual.
5.    Other Recovery Rights; Company Claims
Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law or pursuant to the terms of any other compensation recovery policy of the Company that may be in effect from time to time, including in any employment agreement, plan or award agreement or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy and no recovery hereunder will limit any claims, damages, or other legal remedies the Company may have against an individual arising out of or resulting from any actions or omissions by such individual.
6.    Exceptions to Recovery of Excess Incentive Compensation
The Company must recover any Excess Incentive Compensation under this Policy, except to the extent the Executive Compensation Committee determines that such recovery is impracticable and not required under Rule 10D-1 and the Listing Standards because: (1) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, the Company has made and documented a reasonable attempt to recover such amount, and the Company has provided such documentation to the Exchange or (2) recovery would likely cause an otherwise broad-based tax-qualified retirement plan of the Company to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.
7.    No Indemnification Permitted
Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement that may be interpreted to the contrary, the Company will not indemnify, or agree to indemnify, any individual with respect to the loss of any Incentive Compensation subject to this Policy, any amounts recovered under this Policy or any claims relating to enforcement of this Policy, nor will the Company pay or reimburse, or agree to pay or reimburse, any third-party insurance premium to cover the loss of such Incentive Compensation.
8.    Successors
    This Policy will be binding and enforceable against all individuals who are or were Covered Executives and their beneficiaries, heirs, executors, administrators and other legal representatives.
9.    Reporting and Disclosure
The Company will file all disclosures with respect to this Policy in accordance with the requirements of federal securities laws.
10.    Effective Date
This Policy is effective only for Incentive Compensation Received on or after the Effective Date.
11.    Amendment & Termination
The Administrator may amend this Policy as necessary so that its terms and conditions comply with all laws, rules, listing standards and regulations applicable to the Company and/or a Covered Executive. In addition, to the extent permitted by applicable laws, rules, listing standards and regulations, this Policy may be suspended, discontinued, terminated or revised in any respect from time to time.
12.    Acknowledgement by Covered Executive
The Company will provide notice and seek written acknowledgement of this Policy in substantially the form attached to this Policy as Exhibit A (or in such other form determined by the Company) from each Covered Executive pursuant to which the Covered Executive agrees to be bound by, and comply with, the terms of this Policy. The lack of a written acknowledgement form a Covered Executive does not limit effectiveness of this Policy with respect to such individual.

Exhibit A
Adobe Inc.
Incentive Compensation Recovery Policy
Covered Executive Acknowledgement
I, the undersigned, acknowledge and affirm that I have received and reviewed a copy of the Adobe Inc. Incentive Compensation Recovery Policy, and agree that: (i) I am and will continue to be subject to the Adobe Inc. Incentive Compensation Recovery Policy, as amended from time to time (the “Policy”), (ii) the Policy will apply to me both during and, as applicable, after my employment with the Company, and (iii) I will abide by the terms of the Policy, including, without limitation, by promptly returning any Excess Incentive Compensation to the Company to the extent required by, and in a manner determined by the Administrator and permitted by, the Policy. In the event of any inconsistency between the Policy and the terms of any employment agreement or offer letter to which I am a party, or the terms of any compensation plan, program, or agreement under which any Incentive Compensation has been granted, awarded, earned or paid, the terms of the Policy will govern.
Capitalized terms used but not otherwise defined in this Acknowledgement have the meanings ascribed to such terms in the Policy. I also acknowledge that the Policy may be revised as necessary so that the terms and conditions will comply with all applicable laws, rules and regulations.

Agreed and acknowledged this ____ day of _________________:

_________________________________
[Name]
_________________
[Position]